                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                                (Amendment No.   )



                               US Lec Corporation
                               ------------------
                                (Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                   90331S109
                                   ---------
                                 (CUSIP Number)


                               December 31, 1999
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]    Rule 13d-1(b)

         [ ]    Rule 13d(c)

         [ ]    Rule 13d-1(d)

CUSIP No. 90331S109                                               Page 2 of 7



(1)      Names of Reporting Persons SS or IRS Identification Nos. of Above
         Persons

         a.    Wachovia Corporation                        56-1473727
         b.    Wachovia Bank, National Association         56-0927594

(2)      Check the Appropriate Box if a Member of a Group (see Instructions)

         a.    [ ]
         b.    [ ]

(3)      SEC USE ONLY

(4)      Citizenship or Place of Organization

         a.   Wachovia Corporation                         North Carolina
         b.   Wachovia Bank, National Association          United States


Number of shares      (5)    Sole Voting Power                                         872,652
Beneficially
Owned by Each         (6)    Shared Voting Power                                             0
Reporting Person
With                  (7)    Sole Dispositive Power                                    872,652

                      (8)    Shared Dispositive Power                                        0

(9)      Aggregate amount Beneficially Owned by Each Reporting Person                  872,652

(10)     Check if Aggregate Amount in Row 9 Excludes Certain Shares
         (see Instructions)                                                          [ ]

(11)     Percent of Class Represented by Amount in Row 9                             8.42%

(12)     Type of Reporting Persons (see Instructions)

         a.     Wachovia Corporation                                                 HC
         b.     Wachovia Bank, National Association                                  BK

CUSIP No. 90331S109                                               Page 3 of 7



ITEM 1 (a)     NAME OF ISSUER:

               US Lec Corp

ITEM 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               401 North Tryon Street
               Suite 1000
               Charlotte, North Carolina 28202

ITEM 2 (a)     NAME OF PERSONS FILING:

               Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Wachovia Corporation
               100 North Main Street
               Winston-Salem, North Carolina 27104

               Wachovia Bank, National Association
               100 North Main Street
               Winston-Salem, North Carolina 27104

ITEM 2 (c)     CITIZENSHIP:

               Wachovia Corporation                        North Carolina
               Wachovia Bank, National Association         United States

ITEM 2 (d)     TITLE OF CLASS OF SECURITIES:

               Common

ITEM 2 (e)     CUSIP NUMBER:

               90331S109

CUSIP No. 90331S109                                               Page 4 of 7



ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B) CHECK WHETHER THE PERSON FILING IS A:

           (a)   [ ]    Broker or Dealer registered under Section 15 of the
                        Act,

           (b)   [X]    Bank as defined in Section 3 (a) (6) of the Act,

           (c)   [ ]    Insurance Company as defined in Section 3 (a) (19) of
                        the Act,

           (d)   [ ]    Investment Company registered under Section 8 of the
                        Investment Company Act,

           (e)   [ ]    Investment Advisor registered under Section 203 of the
                        Investment Advisor Act of 1940,

           (f)   [ ]    Employee Benefit Plan Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund.

           (g)   [x]    Parent holding Company, in accordance with 240.13d-1
                        (b) (ii) (G), (Wachovia Corporation)

           (h)   [ ]    Group, in accordance with Rule 13d-1 (b) (1) (ii) (H)

ITEM 4     OWNERSHIP:

           The following information is as of December 31, 1999:

           (a)   Amount Beneficially Owned:                                         872,652

           (b)   Percent of Class:                                                     8.42%

           (c)   Number of Shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote                     872,652
                 (ii)  Shared power to vote or to direct the vote                         0
                 (iii) Sole power to dispose or to direct the disposition of        872,652
                 (iv)  Shared power to dispose or to direct the disposition of            0

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              N/A

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON:

              N/A

CUSIP No. 90331S109                                               Page 5 of 7



ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Included are the following subsidiaries of Wachovia Corporation - HC:

          Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              N/A

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

              N/A

CUSIP No. 90331S109                                               Page 6 of 7



ITEM 10     CERTIFICATION:

                    By signing below, I certify that, to the best of my
            knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000

For:   WACHOVIA CORPORATION



       By: /s/ William M. Watson, Jr.
          -----------------------------------
          William M. Watson, Jr.
          Senior Vice President, Counsel and Secretary



For:   WACHOVIA BANK, NATIONAL ASSOCIATION



       By: /s/ William M. Watson, Jr.
           ----------------------------------
           William M. Watson, Jr.
           Senior Vice President, Counsel and Secretary


                      SEE AGREEMENT ATTACHED AS EXHIBIT A

CUSIP No. 90331S109                                               Page 7 of 7



                                                                      EXHIBIT A


                                       AGREEMENT

                                   February 10, 2000

                  The understanding hereby agree to file a joint statement on
         Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

                  Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

                  Each of the undersigned is responsible for the timely filling of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

                  This agreement applies to any amendments to Schedule 13G.



         Wachovia Corporation


         /s/ William M. Watson, Jr.
         --------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary



         Wachovia Bank, National Association


         /s/ William M. Watson, Jr.
         --------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary